BY EDGAR

March 15, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Baxalta Incorporated

Registration Statement on Form S-1

File No. 333-209373

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the underwriters, hereby join in the request of Baxalta Incorporated (the “Company”) that the effectiveness of the above-named Registration Statement be accelerated to 3:00 p.m. Eastern time on March 16, 2016, or as soon thereafter as practicable.

In addition, the Underwriting Agreement to be entered into among the Company, the selling stockholders named in Schedule 2 thereto and us contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as we may reasonably request for the purposes contemplated by the Act. As of the time of this filing, there has not yet been made any distribution of the Company’s Preliminary Prospectus dated March 15, 2016.

We have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger
Name: Thomas V. Rueger
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Timothy Brown
Name: Timothy Brown
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Leo Reif
Name: Leo Reif
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Brad Miller
Name: Brad Miller
Title: Managing Director

By:	/s/ Khaled Habayed
Name: Khaled Habayed
Title: Managing Director